April 30, 2009

Mr. Robert Telewicz
Staff Accountant	Sent U.S. Mail and Facsimile 703-813-6984
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Liberty Property Limited Partnership Form 10-KSB for year ended December 31, 2008 File No. 001-13132
Dear Mr. Telewicz,
We received your April 21, 2009 letter and appreciate your comments with respect to our filing. We understand that the purpose of your review of the above referenced filing is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. Listed below are your comments and our responses:
Form 10-K for the year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007
Same Store, page 31
SEC Comment:
1.	We note your use of Cash basis property level operating income as a Non-GAAP measure. Explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to this measure. Furthermore, please explain to us how your current reconciliation reconciles this measure to the most closely related GAAP measure.

LPLP Response Letter
Mr. Robert Telewicz, Staff Accountant
Division of Corporate Finance, Securities and Exchange Commission
May 1, 2009

Company Response:
On pages 31 and 32 of its Annual Report on Form 10-K for the year ended December 31, 2008, the Company provides a reconciliation of property level operating income, presented on a straight line basis, which is a non-GAAP financial measure, to cash basis property level operating income, also a non-GAAP financial measure. A reconciliation of straight line property level operating income to net income calculated in accordance with GAAP is also provided within the same table. Disclosure regarding the reasons why the Company’s management believes that presentation of straight line property level operating income provides useful information to investors regarding the Company’s results of operations also appears on page 31. The Company undertakes that in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, the Company will also reconcile cash basis property level operating income directly to net income. Furthermore, the Company undertakes, beginning with the same quarterly report, to expand the disclosure regarding the reasons why the Company’s management believes that presentation of straight line property level operating income and cash basis property level operating income provides useful information to investors regarding the Company’s results of operations and the manner in which management uses this non-GAAP measure to evaluate its business, as well as to include any other disclosures required by Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Financial Statements
Liberty Property Limited Partnership
8. Owner’s Equity, page 102
SEC Comment:
2.	Please tell us and disclose the redemption provisions of the common and preferred units held by the limited partners specifically as they relate to Liberty Property Limited Partnership, including whether or not the limited partners can put their units to Liberty Property Limited Partnership for cash. If the limited partners are able to put their units to Liberty Property Limited Partnership for cash, please tell us why you have not reported these units at their redemption amount in the mezzanine section of the balance sheet pursuant to EITF Topic No. D-98.

LPLP Response Letter
Mr. Robert Telewicz, Staff Accountant
Division of Corporate Finance, Securities and Exchange Commission
May 1, 2009

Company Response:
The common and preferred units of Liberty Property Limited Partnership (“LPLP”) not held by Liberty Property Trust (“LPT”) are convertible into common and preferred shares of LPT at the option of the holder. However, as discussed with the staff, the Agreement of Limited Partnership of LPLP (the “Partnership Agreement”) does not impose the obligation to convert the partnership interests of the limited partners on LPLP. Rather, the Partnership Agreement in Article XI and Exhibit D (copies of which are attached) contains the grant of a right from LPT to each limited partner to convert partnership interests to shares of LPT or, in the discretion of LPT, to receive cash in lieu of shares.

The preferred and common units of LPLP not held by LPT have historically been shown as permanent equity in LPLP’s financial statements. The Company believes that LPLP does not have the obligation to redeem the partnership interests. If notwithstanding the language of the Partnership Agreement and the Company’s position, the staff takes the view that the conversion of units is the obligation of LPLP and that LPLP does not have the ability to issue shares of LPT upon redemption of preferred and common units, LPLP would reflect these redeemable securities in the mezzanine section of its balance sheet.

Assuming that the redeemable securities should have been presented in the mezzanine section of LPLP’s balance sheet, the Company assessed the materiality of the historical presentation as permanent equity in accordance with SEC Staff Accounting Bulletin; No. 99-Materiality as follows:

Quantitative considerations:
•	The Company has presented the equity in LPLP of the limited partners other than LPT in the amount of $368.6 million (15.8% of total equity) as of December 31, 2008 and $372.1 million (16.8% of total equity) as of December 31, 2007 as part of Owners’ equity on LPLP’s balance sheets. The adjustment would reclassify the non-LPT limited partner’s equity to the mezzanine section of the balance sheet.

•	There would be no impact on net income, income available to common unitholders or income per unit.

•	There would be no impact on cash flows of LPLP.
Qualitative considerations:
•	LPLP’s single largest investor is LPT, which owns 96% of the common equity of LPLP.

LPLP Response Letter
Mr. Robert Telewicz, Staff Accountant
Division of Corporate Finance, Securities and Exchange Commission
May 1, 2009

•	There would be no impact on compliance with the covenants under LPLP’s credit facility arrangement or other debt agreements.

•	There would be no impact on management’s bonuses or other incentive compensation.

•	Key ratios monitored by analysts or other key users of the financial statements and analysts’ consensus expectation would be unchanged.

•	We believe that there would be no market reaction to the reclassification as there would be no impact to liquidity measures, FFO per share or compliance with any debt covenants.
Based on the evaluation above, the Company concludes that in light of surrounding circumstances, the magnitude of the reclassification, if made, is such that the judgment of a reasonable person relying upon the financial statements would not have been changed or influenced by the correction of this item.

The Company would propose to include the following disclosure in the financial statements of LPLP to be included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009:
As of March 31, 2009, in connection with LPLP’s preparation for the adoption of FASB Statement 160, which was effective on January 1, 2009, the Company evaluated the requirements of EITF Topic No. D-98, Classification and Measurement of Redeemable Securities (“Topic D-98”), with respect to the presentation within the equity section of its balance sheets for redeemable equity securities. Although the Company had classified these securities within Owner’s Equity in all of its previously issued consolidated financial statements, the Company has concluded that it is required to present these securities at their redemption value at each balance sheet date outside of Owner’s Equity. This error affects only the balance sheet presentation of its equity accounts and has no impact on income or income per unit or on cash flows for any period presented. Although the Company believes that the effects of the adjustments are not material to its previously issued consolidated financial statements, the Company has restated the affected balances of prior periods presented in the accompanying consolidated financial statements for comparability purposes and to conform LPLP’s retrospective application of Topic D-98 in its consolidated financial statements. The table below summarizes the effects of such immaterial adjustments on its previously issued consolidated financial statements.

LPLP Response Letter
Mr. Robert Telewicz, Staff Accountant
Division of Corporate Finance, Securities and Exchange Commission
May 1, 2009

As of December 31, 2008
(does not include Non-controlling interest consolidated subsidiaries)

	As Reported	Adjustment	As Adjusted
Non-controlling-interest — preferred units	$—	$287,959	$287,959
Non-controlling-interest — common units	—	80,682	80,682

Total minority-interest	$—	$368,641	$368,641

Owner’s Equity
General Partner’s equity — common units	$1,956,735	$—	$1,956,735
Limited Partner’s equity — preferred units	287,959	(287,959)	—
Limited Partner’s equity — common units	80,682	(80,682)	—

Total Owner’s Equity	$2,325,376	$(368,641)	$1,956,735

Additionally, in future filings, the Company would apply the measurement guidance of EITF Topic D-98 in accordance with the transitional guidance of paragraph 41 for all periods.

In future filings, we will also expand upon the disclosures of the redemption provisions.
*       *       *       *       *
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LPLP Response Letter
Mr. Robert Telewicz, Staff Accountant
Division of Corporate Finance, Securities and Exchange Commission
May 1, 2009

If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1777.
Very truly yours,
George J. Alburger, Jr.
Executive Vice President
Chief Financial Officer
GJA/amb

cc:	Kevin Purfield, Ernst & Young Justin Chairman, Morgan Lewis & Bockius LLP

Attachment #1 to LPLP Response Letter
ARTICLE XI
Grant of Certain Rights to Limited Partners
     11.1 Grant of Rights. The General Partner does hereby grant to the Limited Partners, and the Limited Partners do hereby accept the right, but not the obligation (hereinafter such right sometimes referred to as the “Rights”), to convert all or a portion of their Partnership Interests into Shares, and/or to sell at any time on or after June 23, 1995, the remainder (or any part thereof) of their Partnership Interests to the General Partner (or its designee), at any time or from time to time after June 23, 1995 on the terms and subject to the conditions and restrictions contained in Exhibit D hereto; provided, however, (a) that Willard G. Rouse III, David C. Hammers, George F. Congdon and Anthony Hayden may convert, prior to June 23, 1994, such portion of their respective Partnership Interests such that they may collectively receive an aggregate of 155,548 Shares; and (b) that the Partnership Interests issued to Stewart R. Stender, Robert C. Lux, NWBC Associates, Inc., 330 Associates, Inc., and APEX Asset Management Corporation shall not be exchangeable or convertible into Shares until after March 21, 1998. The Rights granted hereunder may be exercised by any one or more of the Limited Partners, on the terms and subject to the conditions and restrictions contained in Exhibit D hereto.
ARTICLE XII
Representation and Warranty of Rouse Principals
     12.1 Representation and Warranty of Rouse Principals. Each of the Rouse Principals represents and warrants to the General Partner that, as of the date the Registration Statement was declared effective by the Securities and Exchange Commission and as of the date hereof, the Registration Statement did not and does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; the Prospectus, on the date of filing thereof with the Securities and Exchange Commission and on the date hereof did not and does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the foregoing representation shall not be applicable to statements in or omissions from the Registration Statement and the Prospectus in reliance upon, and in conformity with, written information furnished to the General Partner or the Partnership by any underwriter named in the Underwriting Agreement, specifically for use in the preparation of the Registration Statement or Prospectus.
ARTICLE XIII
Indemnification and Security Interest
     13.1 General Indemnification. Subject to the terms of Section 13.9 below, the Limited Partners agree to indemnify and hold harmless the General Partner, the Partnership, each subsidiary of the General Partner or the Partnership, and any of their officers, directors, trustees, employees, agents or other affiliates (each, an “Indemnified Party” and collectively, the

“Indemnified Parties”) from and against all demands, claims, actions or causes of action, assessments, losses, fines, penalties, damages, liabilities, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses of counsel chosen by the Indemnified Parties and costs of litigation and reasonable fees and expenses of accountants chosen by the Indemnified Parties) and charges sustained or incurred by any of the Indemnified Parties as a result of or arising out of (a) any inaccuracy in or breach of representation or warranty of any of the Limited Partners in this Agreement, any contribution agreement to which such Limited Partner is a party, any assignment or other agreement to which such Limited Partner is a party transferring assets or property (or interests therein), or in any other agreement to which such Limited Partner is a party with respect to the conveyance, assignment, contribution or other transfer of the Properties (or interests therein), assets, agreements, rights or other interests conveyed, assigned, contributed or otherwise transferred to the Partnership or any subsidiary of the Partnership; or (b) any inaccuracy in or breach of a representation or warranty, or failure to perform any obligations of, of the General Partner or the Partnership in the Underwriting Agreement; provided that, no claim for indemnity may be maintained hereunder unless an Indemnified Party shall have delivered a written notice identifying such claims to the Limited Partners on or before the first anniversary of the date hereof.

Attachment #2 to LPLP Response Letter
EXHIBIT D
Rights Terms
     The Rights granted by the General Partner to the Limited Partners pursuant to Section 11.1 of the Amended and Restated Limited Partnership Agreement to which this Exhibit is attached (the “Agreement”) shall be subject to the following terms and conditions:
     1. Definitions. The following terms shall, for purposes of this Exhibit and the Agreement, have the meanings set forth below:
          “Beneficially Own” shall mean the ownership of Shares by a Person who would be treated as an owner of such Shares under Section 542(a)(2) of the Code, either directly or constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code.
          “Conversion Factor” means 1.0, provided that in the event that the General Partner (i) declares or pays a dividend on its outstanding Shares in Shares or makes a distribution to all holders of its outstanding Shares in Shares or effects a stock split, (ii) subdivides its outstanding Shares, or (iii) combines its outstanding Shares into a smaller number of Shares, the Conversion Factor shall be adjusted by multiplying the Conversion Factor by a fraction, the numerator of which shall be the number of Shares issued and outstanding on the record date for such dividend distribution, subdivision or contribution (assuming for such purposes that such dividend, distribution, subdivision or combination has occurred as of such time), and the denominator of which shall be the actual number of Shares (determined without the above assumption) issued and outstanding on the record date for such dividend, distribution, subdivision or combination. Any adjustment to the Conversion Factor shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.
          “Conversion Component Exercise Notice” shall have the meaning set forth in Paragraph 2(a) hereof.
          “Conversion Rights” shall have the meaning set forth in Paragraph 2(a) hereof.
          “Election Notice” shall mean the written notice to be given by the General Partner to an Exercising Partner in response to the receipt by the General Partner of an Exercise Notice from such Exercising Partner.
          “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any successor statute.
          “Exercise Notice” shall mean and include a Conversion Component Exercise Notice and/or a Sale Component Exercise Notice.

          “Exercising Partners” shall have the meaning set forth in Paragraph 2 hereof.
          “Offered Interests” shall mean the Partnership Interests of the Exercising Partners identified in a Conversion Component Exercise Notice or a Sale Component Exercise Notice which, pursuant to the exercise of Conversion Rights or Sale Rights, can be acquired under the terms hereof.
          “Partnership Interests” shall mean the limited partnership interests of an Exercising Partner in Liberty Property Limited Partnership, a Delaware limited partnership, or any successor thereto.
          “Purchase Price” shall mean the number of Shares or the amount of cash payable for Partnership Interests pursuant to the provisions of Paragraph 5 hereof.
          “REIT Shares Amount” shall mean a number of Shares equal to the product of the number of Partnership Interests offered for conversion by an Exercising Partner, multiplied by the Conversion Factor; provided that in the event the General Partner issues to all holders of Shares rights, options, warrants or convertible or exchangeable securities entitling its shareholders to subscribe for or purchase Shares, or any other securities or property (collectively, the “rights”) then the REIT Shares Amount shall also include such rights that a holder of that number of REIT Shares would be entitled to receive.
          “Sale Component Exercise Notice” shall have the meaning set forth in Paragraph 2(b) hereof.
          “Sale Rights” shall have the meaning set forth in Paragraph 2(b) hereof.
          “Securities Act” shall mean the Securities Act of 1933, as amended, or any successor statute.
          “Share” shall mean a common share of beneficial interest of the General Partner.
          “Valuation Date” means the date which is fifteen days prior to the scheduled date of closing of a sale made pursuant to the exercise of Conversion Rights or Sale Rights.
          “Value” means, with respect to a Share, the average of the daily market price for the ten (10) consecutive trading days immediately preceding the Valuation Date. The market price for each such trading day shall be: (i) if the Shares are listed or admitted to trading on any securities exchange or the NASDAQ National Market System, the closing price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day, (ii) if the Shares are not listed or admitted to trading on any securities exchange or the NASDAQ National Market System, the last reported sale price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the General Partner, or (iii) if the Shares are not listed or admitted to trading on any securities exchange or the NASDAQ National Market

System and no such last reported sale price or closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by the General Partner, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than 10 days prior to the date in question) for which prices have been so reported; provided that if there are no bid and asked prices reported during the 10 days prior to the date in question, the Value of the Shares shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate. In the event the REIT Shares Amount includes rights that a holder of Shares would be entitled to receive, then the Value of such rights shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.
     2. Delivery of Exercise Notices.
          (a) Any one or more Limited Partners (“Exercising Partners”) may, subject to the limitations set forth herein:
               (i) deliver to the General Partner written notice in the form attached hereto as Schedule 1 (the “Conversion Component Exercise Notice”) pursuant to which such Exercising Partners elect to exercise their rights to convert (the “Conversion Rights”) all or any portion of their Partnership Interests into Shares, subject to the limitations contained in Paragraphs 3 and 4 below; and/or
          (ii) deliver to the General Partner written notice in the form attached hereto as Schedule 2 (the “Sale Component Exercise Notice”) pursuant to which such Exercising Partners elect to exercise their rights to sell (the “Sale Rights”) all or any portion of their Partnership Interests to the General Partner (or the General Partner’s designee), subject to the limitations contained in Paragraphs 3 and 5 below.
          (b) If the Exercising Partner is not a nonresident alien or a foreign entity, such as a corporation, partnership, trust or estate (as those terms are defined in the Code and Regulations), such Exercising Partner shall deliver to the General Partner a Certification of Non-Foreign Status in the form attached hereto as Schedule 3 (the “Non-Foreign Certificate”) for withholding purposes under Section 1445 of the Code. In the event that an Exercising Partner (i) is a nonresident alien or foreign entity, such as a corporation, partnership, trust or estate (as those terms are defined in the Code and Regulations), or (ii) does not furnish a Conversion Certificate to the General Partner, the withholding provision in paragraph 10 shall apply.
     3. Limitation on Delivery of Exercise Notices. No Exercise Notice may be delivered with respect to the lesser of (i) all Partnership Interests owned by the Limited Partner exercising such Notice or (ii) 1,000 Partnership Interests.
     4. Limitation on Exercise of Conversion Rights and Sale Rights.
          (a) If a Conversion Component Exercise Notice is delivered to the General Partner but (i) as a result of restrictions contained in the Declaration of Trust of the General Partner as of the date of the Agreement, the Conversion Rights cannot be exercised in full, or (ii) the issuance of Shares pursuant to a full exercise of the Conversion Rights would singly or when aggregated with any prior or concurrent issuances (A) cause the General Partner to cease to comply with the REIT Requirements or (B) cause any Person or the Initial Limited Partners and Persons who would be treated as Beneficially Owning Shares in the Company owned by one or more of the Initial Limited Partners seeking to exercise the Rights to Beneficially Own more than 29.9% of the issued and outstanding Shares, then the Conversion Component Exercise Notice shall be deemed to be modified such that the Conversion Rights shall be exercised only to the extent permitted as set forth above in this paragraph; with the remainder of such Rights being deemed to be Sale Rights and the corresponding portion of the Conversion Component Exercise Notice being deemed to be a Sale Component Exercise Notice.
          (b) The exercise of Sale Rights by Rouse Senior Executives is subject to the restrictions imposed pursuant to the third sentence of Section 9.2(a) of the Agreement.
     5. Computation of Purchase Price; Form of Payment.
          With respect to the exercise of Conversion Rights, the Purchase Price payable for the Offered Interests shall be payable by the transfer to the Exercising Partner by the General Partner or the Partnership of the number of Shares equal to the number of Offered Interests multiplied by the Conversion Factor. With respect to the exercise of Sale Rights, the Purchase Price shall, in the sole and absolute discretion of the General Partner, be paid in the form of (a) cash or check, or by wire transfer of immediately available funds to the Exercising Partner’s designated account, in which case the purchase price shall be the Value of the REIT Shares Amount which would have been issuable upon exercise of the Conversion Rights, or (b) by the transfer to the Exercising Partner by the General Partner of a number of Shares equal to the number of Offered Interests multiplied by the Conversion Factor.
     6. Closing; Delivery of Election Notice. The closing of the acquisition of Offered Interests shall, unless otherwise mutually agreed, be held at the principal offices of the General Partner or, at the option of the General Partner, may be effectuated by mail, as of the following times:
          (a) With respect to the exercise of Conversion Rights, at 2:00 p.m. on that date which is seventy days after the receipt by the General Partner of the applicable Exercise Notice (or if such day is not a Business Day, the first Business Day thereafter); and
          (b) With respect to the exercise of Sale Rights, the General Partner shall, within thirty (30) days after receipt by the General Partner of any Sale Component Exercise Notice delivered in accordance with the requirements of Paragraph 3 hereof, deliver to the Exercising Partner an Election Notice, which Election Notice shall specify the form of the Purchase Price (which shall be in accordance with Paragraph 5 hereof) to be paid to such Exercising Partner, and the closing thereof shall be held at 2:00 p.m. on that date which is seventy (70) days after the receipt by the General Partner of the applicable Exercise Notice (or if such day is not a Business Day, the first Business Day thereafter).
     7. Closing Deliveries. At the closing of the purchase and sale of Offered Interests, payment of the Purchase Price shall be accompanied by proper instruments of transfer and assignment relating to the Offered Interests and, with respect to any Shares which are issued in payment of the Purchase Price or any portion thereof, by the delivery of a share certificate or certificates evidencing the Shares to be issued and registered in the name of the Exercising Partner or its designee. Immediately after the closing, the Offered Interests shall continue to be outstanding and shall be owned by the General Partner.
     8. Covenants of the General Partner. The General Partner covenants and agrees as follows:
          (a) At all times during the pendency of the Rights, the General Partner shall reserve for issuance such number of Shares as may be necessary to enable the General Partner to issue such Shares in full payment of the Purchase Price in regard to all Partnership Interests which are from time to time outstanding.
          (b) As long as the General Partner shall be obligated to file periodic reports under the Exchange Act, the General Partner will timely file such reports in such manner as shall enable any recipient of Shares issued to Limited Partners hereunder in reliance upon an exemption from registration under the Securities Act to continue to be eligible to utilize Rule 144 promulgated by the SEC pursuant to the Securities Act, or any successor rule or regulation or statute thereunder, for the resale thereof.
          (c) During the pendency of the Rights, the Limited Partners shall receive all financial statements and communications transmitted from time to time by the General Partner to its shareholders generally.
          (d) Notwithstanding the General Partner’s determination as to the form in which the Purchase Price shall be payable, the General Partner shall be required to pay the Purchase Price by cash or check or wire transfer of immediately available funds to the extent that payment by issuance of Shares would disqualify the General Partner from being treated as a REIT under the Code.
     9. Limited Partners’ Covenants. Each Limited Partner covenants and agrees with the General Partner that all Offered Interests tendered to the General Partner in accordance with the exercise of Rights herein provided shall be delivered to the General Partner free and clear of all Liens (except any which may have been given to the General Partner or the Partnership) and should any such Liens exist or arise with respect to such Offered Interests, the General Partner shall be under no obligation to acquire the same unless, in connection with such acquisition, the General Partner has elected to pay such portion of the Purchase Price in the form of cash consideration in circumstances where such consideration will be sufficient to cause such existing Lien to be discharged in full upon application of all or a part of such consideration and the General Partner is expressly authorized to apply such portion of the Purchase Price as may be necessary to discharge such Lien in full. Each Limited Partner further agrees that, in the event any state or local property transfer tax is payable as a result of the transfer of its Offered Interests to the General Partner (or its designee), such Limited Partner shall assume and timely pay such transfer tax. Each Limited Partner hereby indemnifies and agrees to save the General Partner harmless of, from and against any damages, costs and expenses arising from a breach of the

Limited Partner’s covenants contained in this paragraph, which indemnity shall survive the closing of any exercise of Rights hereunder.
     10. Withholding. If this Paragraph applies pursuant to Paragraph 2(b) hereof, the General Partner shall have the authority to take all actions necessary in order to comply with its withholding obligations pursuant to Section 1445 of the Code. Such authority shall include the sale by the General Partner to one or more third parties of all or a portion of the Shares otherwise payable to the Exercising Partner pursuant to Paragraph 5 hereof and the use of such sale proceeds to satisfy any withholding obligations arising from such Exercising Partner’s exercise of the Rights. The Shares sold pursuant to this Section shall be treated as issued to the Exercising Partner in accordance with Paragraph 5 hereof.